Exhibit 4.8

TEKMIRA PHARMACEUTICALS CORPORATION

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	Name and Address of Company:

  Tekmira Pharmaceuticals Corporation (the “Company”)

  200 - 8900 Glenlyon Parkway

  Glenlyon Business Park

  Burnaby, B.C.

  V5J 5J8

2.	Date of Material Change:

September 21, 2010

3.	News Release:

A news release announcing the material change disclosed in this material change report is attached as Schedule “A” and was issued by the Company on September 21, 2010. The news release was distributed via Marketwire.

4.	Summary of Material Change:

On September 21, 2010, the Company announced that it had amended its license agreement with Hana Biosciences, Inc. (“Hana”). Under the terms of the amendment, Hana will make a US$5.75 million payment to the Company in consideration for reducing certain future payments associated with product candidates. The Company will transfer the US$5.75 million to former debt holders of the Company which will eliminate all future payments to the former debt holders.

5.	Full description of Material Change:

Background

In 2006, the Company licensed three legacy chemotherapy product candidates (Marqibo, Alocrest and Brakiva) to Hana. Hana is responsible for all expenses associated with the development of the product candidates and the Company is eligible to receive milestones and royalties. After completion of the Hana license agreement, in 2006, the Company entered into a settlement agreement with former debt holders of the Company. As part of the settlement agreement, the former debt holders received an upfront payment and were to receive up to US$22.8 million in future payments based on the Company receiving payments from Hana.

Tekmira has the opportunity to receive additional milestones and royalties on product sales from Hana based on the successful development of Marqibo, Alocrest and Brakiva.

Material Change

On September 21, 2010, the Company announced that it had amended its license agreement with Hana. Under the terms of the amendment, Hana will make a US$5.75 million payment to the Company in consideration for:

•

The reduction of Hana’s maximum aggregate obligation for milestone payments to the Company for all three product candidates from $37.0 million to $19.0 million. All of the affected milestone payment obligations relate to amounts triggered by the achievement of regulatory milestones for Hana’s Marqibo drug candidate; and

•

The modification of royalty rates payable by Hana for net sales of Marqibo by eliminating a tiered royalty rate structure based upon the amount of net sales and instead providing for a single royalty rate without regard to the amount of net sales.

Concurrent with the amendment to the Hana license agreement, Tekmira entered into an agreement with its former debt holders. The Company will transfer the US$5.75 million received from Hana to former debt holders of the Company which will eliminate all future payments to the former debt holders.

The foregoing description of the amendment to the license agreement with Hana and the agreement with the former debt holders does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to the full text of the agreements that have been filed on SEDAR along with this material change report.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and may be contacted respecting the change:

Ian Mortimer

Executive Vice-President and Chief Financial Officer

200-8900 Glenlyon Parkway

Glenlyon Business Park

Burnaby, B.C. V5J 5J8

Telephone: (604) 419-3200

9.	Date of Report:

October 1, 2010

Schedule “A”

Tekmira Pharmaceuticals Amends Agreement with

Legacy Partner Hana Biosciences

For immediate release:	September 21, 2010

VANCOUVER, BC — Tekmira Pharmaceuticals Corporation (TSX: TKM), a leader in RNA interference (RNAi) therapeutics, announced today that is has amended its license agreement with Hana Biosciences, Inc. Tekmira licensed three legacy chemotherapy product candidates to Hana in 2006. Hana is responsible for all expenses associated with the development of the product candidates and Tekmira is eligible to receive milestones and royalties. Tekmira is focused on advancing novel RNAi product candidates and providing its leading lipid nanoparticle (LNP) delivery technology to pharmaceutical partners.

Under the terms of the amendment, Hana will make a US$5.75 million payment to Tekmira in consideration for reducing certain future payments associated with the product candidates. Tekmira will transfer the US$5.75 million to former debt holders of Tekmira which will eliminate all future payments to the former debt holders.

Dr. Mark J. Murray, Tekmira’s President and CEO, said, “We are pleased to amend our agreement with Hana, and in the process, eliminate any future obligations to our former debt holders. We remain focused on the advancement of our internal RNAi product candidates and providing our leading lipid nanoparticle delivery technology to our global pharmaceutical partners.”

Background to Hana License Agreement and Debt Settlement

In 2006, Tekmira licensed three legacy chemotherapy product candidates, Marqibo, Alocrest and Brakiva to Hana. After completion of the Hana license agreement, in 2006, Tekmira entered into a settlement agreement with former debt holders of the Company. As part of the settlement agreement, the former debt holders received an upfront payment and were to receive up to US$22.8 million in future payments based on Tekmira receiving payments from Hana.

Concurrent with the amendment to the Hana license agreement, Tekmira has entered into an agreement with its former debt holders. The payment of US$5.75 million will eliminate all future payments to the former debt holders.

Tekmira has the opportunity to receive additional milestones and royalties on product sales from Hana based on the successful development of Marqibo, Alocrest and Brakiva.

About RNAi and Tekmira’s LNP Technology

RNAi therapeutics have the potential to treat a broad number of human diseases by “silencing” disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as “siRNAs,” require delivery technology to be effective systemically. LNP technology is one of the most widely used siRNA delivery approaches for systemic administration. Tekmira’s LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles which are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira’s LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering SNALP and LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

Forward-looking Statements and Information

This press release contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). Forward-looking statements are generally identifiable by use of the words “believes,” “may,” “plans,” “will,” “anticipates,” “intends,” “budgets”, “could”, “estimates”, “expects”, “forecasts”, “projects” and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about Tekmira’s strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; and Tekmira’s expectations with respect to existing agreements with Hana.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP’s status as a leading RNAi delivery technology; Tekmira’s research and development capabilities and resources; the timing and obtaining of regulatory approvals for Tekmira’s products; and the time required to complete research and product development activities. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; the FDA will not approve the commencement of Tekmira’s planned clinical trials or approve the use of Tekmira’s products and generally, difficulties or delays in the progress, timing and results of clinical trials and studies; anticipated payments under contracts with Tekmira’s collaborative partners, including Hana, will not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira; pre-clinical trials may not be completed, or clinical trials started, when anticipated or at all; pre-clinical and clinical trials may be more costly or take longer to complete than anticipated; pre-clinical or clinical trials may not generate results that warrant future development of the tested drug candidate.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira’s Annual Information Form dated March 31, 2010 available at www.sedar.com. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Contact Information

Investors

Adam Peeler

The Equicom Group

Phone: 416-815-0700 x 225

Email: apeeler@equicomgroup.com

Ian Mortimer

Executive Vice President and Chief Financial Officer

Phone: 604-419-3200

Media

David Ryan

Longview Communications Inc.

Phone: 604-694-6031

Email: dryan@longviewcomms.ca